Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LIGHTING SCIENCE GROUP CORPORATION

Lighting Science Group Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

      FIRST: That the name of the Corporation is Lighting Science Group Corporation.

      SECOND: That the Corporation was originally incorporated in the State of Delaware on June 16, 1988, under the name Neo Corp.

      THIRD: That the Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Amended and Restated Certificate of Incorporation of this Corporation and declaring said amendment to be advisable.

      FOURTH: That the stockholders of the Corporation have duly approved said amendment by the written consent of such stockholders, such consent being from the holders of a majority of the voting power of the outstanding shares of the Corporation’s Common Stock, adopted in accordance with the requirements of Section 228 of the General Corporation Law of the State of Delaware, and each such approval being in accordance with the terms of the Amended and Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware.

      FIFTH: That the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by replacing Section FOURTH in its entirety with the following:

“FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Billion (1,000,000,000), consisting of Nine Hundred Seventy Five Million (975,000,000) shares of Common Stock, all of a par value of $0.001, and Twenty Five Million (25,000,000) shares of Preferred Stock, all of a par value of $0.001.

The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the DGCL.

Pursuant to the authority conferred by this Article Fourth, the following series of Preferred Stock have been designated, each such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefor as are stated and expressed in Exhibits A, B and C attached hereto and incorporated herein by reference:

Exhibit A: Series H Convertible Preferred Stock

Exhibit B: Series I Convertible Preferred Stock

Exhibit C: Series J Convertible Preferred Stock”

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed on its behalf by its undersigned Chief Executive Officer as of April 11, 2014.

By:	/s/ Zvi Raskin
Name:	Zvi Raskin
Title:	General Counsel and Corporate Secretary

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